NEWTECH RESOURCES LTD.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

August 24, 2005

Albert C. Lee
Division of Corporate Finance
450 Fifth Street, N.W.

United States Securities and Exchange Commission
Washington,D.C. 20549-0405

Via Facsimile (202) 772-9217

         RE:      Newtech Resources, Inc.
                  Form 10-KSB for Fiscal Year Ended August 31, 2004
                  Filed October 29, 2004
                  File No. 000-33255

Dear Mr. Lee:

Thank you for your comments dated August 18, 2005 related to our disclosure on Form 10-KSB for Newtech Resources Ltd. (“Company”) for the year ended August 31, 2004.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Ross Wilmot
         Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer
         Newtech Resources Ltd.
         2610-1066 West Hastings Street
         Vancouver, British Columbia, Canada V6E 3X2
         Telephone: (604) 602-1717
         Facsimile: (604) 687-6877

The following are our detailed responses to your comments.

General

1.

Your filings have all been filed as pdf files. If you file a pdf file it must be accompanied by a filing in a text or html format. Please refile your documents using an acceptable format. If you have any further questions, please contact Filer Support Office at 202-551-8900.

Response:

We did contact the Filer Support Office in response to the comment noted above and reviewed those guidelines provided by the Securities and Exchange Commission’s (“Commission”) Edgar Filer Manual.

    8.1.        Instructions for Attaching HTML Documents to Electronic Submissions of the Edgar Filing Manual provides in part:

      “8.1. Overview

For Modernized EDGAR and EDGARLink, we have expanded the options that can be used with HTML, including HTML documents with locally-referenced JPEG and GIF graphics via the <IMG SRC=> tag. HTML documents may also contain <A HREF=> references to other local HTML and ASCII/SGML documents within the submission. In addition, <A HREF=> tags may reference previously-filed submissions on the (http://www.sec.gov/Archives/edgar/data/)...” repository from within HTML documents attached to the submission…

o	JPEG and GIF graphic files, and no other formats, may be attached to submissions and referenced from within HTML documents via the <IMG SRC="...”> tag. All graphic links within the submission must be resolved locally for us to accept your submission.”

Accordingly, our primary documents were submitted in HTML, with jpeg or gif images, which according to the aforementioned guidelines are acceptable to the Commission. Further, the Commission’s Edgar system does permit the inclusion of PDF files as unofficial copies of the ASCII and HTML formed official submission files.

        We have included PDF files in some of our more recent filings as a courtesy only.

Form 10-KSB

Signature Page

2.

We note the filing does not include the signature of your controller or principal accounting officer. In future filings of your Form 10-KSB, please include this signature. If Ross Wilmot also serves as the controller or principal accounting officer, his signature should be captioned as such. See General Instruction C.2 to Form 10-KSB.

Response:

We have reviewed General Instruction C.2. to Form 10-KSB. Ross Wilmot does serve as the Company’s chief executive officer, chief financial officer and principal accounting officer. We will caption all future filings on Form 10-KSB accordingly.

Exhibits

3.

Please file your 2004 Benefit Plan as an exhibit. You may incorporate the exhibit by reference to the exhibit filed with your Form S-8 but it must be included in the exhibit index with disclosure indicating that it is incorporated by reference and when it was filed.

Response:

        We intend to incorporate our 2004 Benefit Plan as an exhibit to our Form 10-KSB/A for the period ended August 31, 2004.

In connection with the Company’s response to these comments, we confirm the following:

-        the Company is responsible for the adequacy and accuracy in its filings;
-        staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB/A for the year ended August 31, 2004, please contact me. I may be reached at (604) 684-4691.

Sincerely,

/s/ Ross Wilmot

Ross Wilmot

Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer